SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 2-98277C

NOTIFICATION OF LATE FILING

(Check One):    __ Form 10-K    __ Form 11-K    __ Form 20-F    X Form 10-Q    __ Form N-SAR
For Period Ended:	June 30, 1999

__ Transition Report on Form 10-K	__ Transition Report on Form 10-Q
__ Transition Report on Form 20-F	__ Transition Report on Form N-SAR
__ Transition Report on Form 11-K

For the Transition Period Ended:
Read attached instruction sheet before preparing form. Please print or type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to
which the notification relates:	Items 1, 2 and 3 of Part I of the Registrant's Form 10-Q for the Quarter
Ended June 30, 1999

PART I
REGISTRANT INFORMATION

Full name of registrant	The Colonel's International, Inc.
Former name if applicable

Address of principal executive office (Street and number)	5550 Occidental Highway
City, state and zip code	Tecumseh, Michigan 49286

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant was unable to complete its Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 because it has not yet completed its financial statements for that period. In late June 1999, the Registrant's former Chief Financial Officer resigned. Subsequently, the Registrant began a search for a replacement of suitable experience and qualifications. It was not until August 3, 1999 that the new Chief Financial Officer of the Registrant began work. Since that time, the new Chief Financial Officer has worked diligently to complete the financial statements and other items to be included in the Registrant's Form 10-Q for the quarter ended June 30, 1999. However, because he began work with the Registrant only a short time before that Form 10-Q was due, it could not be completed on a timely basis.

PART IV
OTHER INFORMATION

     (1)  Name and telephone number of person to contact in regard to this notification

Gregory Strzynski	517	423-4800
(Name)	(Area Code)	(Telephone Number)

     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

X Yes No

     (3)  It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

X Yes No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Effective December 17, 1998, the Registrant sold the assets of its subsidiary The Colonel's, Inc. Accordingly, the Registrant's results of operations for the quarter ended June 30, 1999 will not include such discontinued operations, which generated approximately $6,757,000 in sales and $0.03 in net earnings per share during the second quarter of 1998. The continuing operations of the Registrant generated approximately $7,653,000 in sales and $0.01 earnings per share during the second quarter of 1998. The Registrant expects to report that the sales generated by such continuing operations for the second quarter of 1999 were approximately $10,086,000, resulting in a net loss per share of approximately $0.02. The foregoing figures are estimates only and are subject to change prior to the finalization of the Registrant's Form 10-Q for the quarter ended June 30, 1999.

The Colonel's International, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 17, 1999	By /s/Gregory Strzynski
Gregory Strzynski
Chief Financial Oficer